January 28, 2014

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Asia Travel Corporation (f/k/a Realgold International, Inc.)

Amendment No. 2 to Form 8-K

Filed September 24, 2013

File No. 000-21909

Dear Ms. Gowetski,

On behalf of Asia Travel Corporation (f/k/a Realgold International, Inc.), (the “Company”), I write to request an extension of an additional two weeks for the Company to submit responses to the comments for  the Company’s Amendment No. 2 to Form 8-K, filed September 24, 2013.  The Company needs this additional time due to the Chinese New Year holiday on January 31, 2014 which is celebrated for a period of at least one week.

 We will submit the responses to you by February 12, 2014.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at Bernard & Yam, LLP, 140-75 Ash Avenue, Suite 2D, Queens, NY 11379, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours,

   /s/ Man C. Yam

_________________________

        Man C. Yam, Esq.

Legal Counsel for Asia Travel Corporation